UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 6 )

MARIADB PLC
(Name of Subject Company (Issuer))

MERIDIAN BIDCO LLC
(Offeror)

a wholly-owned subsidiary of

MERIDIAN TOPCO LLC
(Affiliate of Offeror)

a wholly-owned subsidiary of

K5 PRIVATE INVESTORS, L.P.
(Affiliate of Offeror)

whose general partner is

K5 CAPITAL ADVISORS, L.P.
(Affiliate of Offeror)

whose general partner is

K1 INVESTMENT MANAGEMENT, LLC
(Affiliate of Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Ordinary Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G5920M100
(CUSIP Number of Class of Securities)

Jordan D. Wappler
K1 Investment Management, LLC
875 Manhattan Beach Blvd.
Manhattan Beach, CA 90266
(800) 310-2870
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jennifer L. Lee
Carlo Zenkner
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☒	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement on Schedule TO initially filed with the U.S. Securities and Exchange Commission on May 24, 2024 (as amended and supplemented on May 31, 2024, June 7, 2024 and June 17, 2024 , as amended and restated on June 24, 2024 and as amended and supplemented on July 3, 2024 , and as may be further restated, amended or supplemented from time to time, the “Schedule TO/A”) related to the offer by Meridian BidCo LLC, a Delaware limited liability company (“Bidco”) and an indirect wholly-owned subsidiary of K1 Investment Management, LLC, a Delaware limited liability company, for all of the issued and to be issued ordinary shares, nominal value $0.01 per share (the “MariaDB Shares”) of MariaDB plc, an Irish public limited corporation (“MariaDB” or the “Company”) and MariaDB Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or other rights to purchase, subscribe for, or be allocated MariaDB Shares at a price per share of $0.55 in cash, upon the terms and conditions set forth in the amended and restated offer document, dated June 24, 2024 (the “Offer Document”), a copy of which is attached to the Schedule TO/A as Exhibit (a)(1)(A), and in the related letter of transmittal, which is attached to the Schedule TO/A as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Offer Document and the Schedule TO/A remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer Document or in the Schedule TO/A.

For the purposes of the Irish Takeover Rules, the K1 Responsible Persons (being the investment committee of K1), the Bidco Officers and the Topco Officers accept responsibility for the information contained in this statement. To the best of the knowledge and belief of the K1 Responsible Persons, the Bidco Officers and the Topco Officers (who have taken all reasonable care to ensure that such is the case), the information contained in this statement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Schedule TO/A is hereby amended and supplemented as follows:

Items 1 through 11 and Item 13.

As of 5:00 p.m. (New York City time) on July 9, 2024, Bidco formally lowered the Acceptance Condition for its Offer for MariaDB to not less than 78% in nominal value of the Maximum MariaDB Shares Affected. Such revised Acceptance Condition was satisfied and the Offer became unconditional as to acceptances, which was announced by a press release on July 10, 2024, included as Exhibit (a)(1)(Q).

Following satisfaction of the Acceptance Condition, the Offer is no longer conditioned on the Acceptance Condition, whether or not acceptances fall below 78% in nominal value of the Maximum MariaDB Shares Affected prior to 5:00 p.m. (New York City time) on July 23, 2024. Accordingly, the Acceptance Condition in the Offer Document, the Letter of Transmittal and the other exhibits to the Schedule TO/A is lowered from not less than 80% to not less than 78% in nominal value of the Maximum MariaDB Shares Affected, which carry, or if allotted and issued, or re-issued from treasury would carry, not less than 78% of the voting rights attaching to the Maximum MariaDB Shares Affected and deemed satisfied from the Acceptance Unconditional Time through the Expiration Time, even if there are withdrawals during the Post-Acceptance Unconditional Period.

Item 12.     Exhibits

(Regulation M-A Item s 1016(a) , (b), (d), (g) and (h) )

Exhibit No.	Description

(a)(1)(A)	Amended and Restated Offer Document, dated June 24, 2024.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Long Form Advertisement as published in The New York Times on May 24, 2024.*
(a)(1)(F)	Announcement issued pursuant to Rule 2.4 of the Irish Takeover Rules issued on February 16, 2024.*
(a)(1)(G)	Announcement issued pursuant to Rule 2.4 of the Irish Takeover Rules issued on March 13, 2024.*
(a)(1)(H)	Announcement issued pursuant to Rule 2.7 of the Irish Takeover Rules issued on April 24, 2024, incorporated by reference to Schedule TO-C filed by Meridian BidCo LLC on April 24, 2024.*
(a)(1)(I)	Announcement issued pursuant to Rule 2.9 of the Irish Takeover Rules issued on May 20, 2024, incorporated by reference to Schedule TO-C filed by Meridian BidCo LLC on May 20, 2024.*
(a)(1)(J)	Announcement issued pursuant to Rule 24.1(b) of the Irish Takeover Rules issued on May 22, 2024, incorporated by reference to Schedule TO-C filed by Meridian BidCo LLC on May 22, 2024.*
(a)(1)(K)	Announcement Regarding Publication and Posting of Offer Document issued on May 24, 2024.*
(a)(1)(L)	Announcement Regarding Rule 15 Proposals issued on May 31, 2024.*
(a)(1)(M)	Announcement Regarding Rule 15 Proposal issued on June 7, 2024.*
(a)(1)(N)	Announcement Regarding Offer Update: Exercise of Rollover Withdrawal Right and Withdrawal of the Unlisted Unit Alternative from the Offer issued on June 17, 2024.*
(a)(1)(O)	Announcement Regarding Publication and Posting of Amended and Restated Offer Document and Update to the Offer Timetable issued on June 24, 2024.*
(a)(1)(P)	Announcement Regarding Amendment and Supplement to Tender Offer Document and Tender Offer Statement on Schedule TO issued on July 5, 2024*
(a)(1)(Q)	Announcement Regarding Lowering of Acceptance Condition and Offer Unconditional as to Acceptances issued on July 10, 2024.
(b)	Not applicable.
(d)(1)	Equity Commitment Letter, dated April 24, 2024 by and between K5 Private Investors, L.P. and Meridian BidCo LLC.*
(d)(2)	Loan Purchase Agreement, dated as of April 24, 2024, by and among RP Ventures LLC, Runa Capital II (GP), Runa Capital Opportunity I (GP), Runa Ventures I Limited and Meridian Topco LLC.*
(d)(3)
Pre-Launch Form of Irrevocable Undertaking between Meridian BidCo LLC and each of the parties identified in the section of the Offer Document entitled “Special Factors—6. Disclosable Transactions—Irrevocables.”*

(d)(4)
Post-Launch Form of Irrevocable Undertaking between Meridian BidCo LLC and each of the parties identified in the section of the Offer Document entitled “Special Factors—6. Disclosable Transactions—Irrevocables.”*

(d)(5)	Form of Irrevocable Undertaking between Meridian BidCo LLC and Runa Entities.*
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

* Previously filed.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10 , 2024

MERIDIAN BIDCO LLC

By:	/s/ Sujit Banerjee
Name:	Sujit Banerjee
Title:	President

MERIDIAN TOPCO LLC

By:	K5 PRIVATE INVESTORS, L.P.,
Managing Member

By:	K5 CAPITAL ADVISORS, L.P.,
General Partner

By:	K1 INVESTMENT MANAGEMENT, LLC,
General Partner

By:	/s/ R. Neil Malik
Name:	R. Neil Malik
Title:	Managing Member

K5 PRIVATE INVESTORS, L.P.

By:	K5 CAPITAL ADVISORS, L.P.,
General Partner

By:	K1 INVESTMENT MANAGEMENT, LLC,
General Partner

By:	/s/ R. Neil Malik
Name:	R. Neil Malik
Title:	Managing Member

K5 CAPITAL ADVISORS, L.P.

By:	K1 INVESTMENT MANAGEMENT, LLC,
General Partner

By:	/s/ R. Neil Malik
Name:	R. Neil Malik
Title:	Managing Member

K1 INVESTMENT MANAGEMENT, LLC

By:	/s/ R. Neil Malik
Name:	R. Neil Malik
Title:	Managing Member